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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number 1-15525

A.
Full title of the plan and the address of the plan, if different from that of the issuer named below:

Edwards Lifesciences Corporation of Puerto Rico
Savings and Investment Plan

B.
Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Edwards Lifesciences Corporation
One Edwards Way
Irvine, California 92614
(949) 250-2500

Edwards Lifesciences Corporation of Puerto Rico

Savings and Investment Plan

Index to Financial Statements and Supplemental Schedule

Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2007 and 2006	2
Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2007 and 2006	3
Notes to Financial Statements	4
Supplemental Schedule	11
Signature	12
Exhibits:
23—Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Administrative and Investment Committee
for the Edwards Lifesciences Corporation Employee Benefit Plans:

        We have audited the accompanying statements of net assets available for benefits of the Edwards Lifesciences Corporation of Puerto Rico Savings and Investment Plan (the Plan) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

        Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) at December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing process applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ HEIN & ASSOCIATES Irvine, California

June 25, 2008

Edwards Lifesciences Corporation of Puerto Rico

Savings and Investment Plan

Statements of Net Assets Available for Benefits

	December 31,
	2007	2006
Investments in Master Trust, at fair value	$14,225,038	$11,051,438
Participant loans receivable	1,343,682	1,304,957
Company contributions receivable	201,799	220,311

Net assets available for benefits at fair value	15,770,519	12,576,706
Adjustment from fair value to contract value for investment in Master Trust from fully benefit-responsive investment contracts	155,603	34,738

NET ASSETS AVAILABLE FOR BENEFITS	$15,926,122	$12,611,444

The accompanying notes are an integral part of these financial statements.

Edwards Lifesciences Corporation of Puerto Rico

Savings and Investment Plan

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2007	2006
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of Master Trust	$380,213	$662,556
Interest	82,203	87,772
Participant loan interest	108,177	84,440
Dividends	75,195	42,290

Total investment income	645,788	877,058

Contributions:
Participant contributions	762,994	794,196
Company contributions	891,240	913,089
Rollover contributions	1,719,873	—

Total contributions	3,374,107	1,707,285

Total additions	4,019,895	2,584,343

Deductions from net assets attributed to:
Benefits paid to participants	678,930	931,312
Administrative expenses and other	26,287	9,098

Total deductions	705,217	940,410

Net increase in net assets available for benefits	3,314,678	1,643,933
Net assets available for benefits:
Beginning of year	12,611,444	10,967,511

End of year	$15,926,122	$12,611,444

The accompanying notes are an integral part of these financial statements.

Edwards Lifesciences Corporation of Puerto Rico

Savings and Investment Plan

Notes to Financial Statements

1.     Description of the Plan

        The following description of the Edwards Lifesciences Corporation of Puerto Rico Savings and Investment Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General

        The Plan is a defined contribution retirement plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Participation in the Plan is available to employees of the Edwards Lifesciences Corporation of Puerto Rico (the "Company") who have met certain eligibility requirements, as described below.

Eligibility

        Employees become eligible to participate in the Plan on the thirty-first day after an employee is credited with an hour of service. Eligible individuals are those who are employees of the Company, or a subsidiary, division or facility of the Company that has adopted the Plan, other than:

  1.
  Puerto Rico employees covered by a collective bargaining agreement unless the agreement provides for coverage under the Plan;

  2.
  Employees otherwise excluded from the groups of employees to whom the Plan is extended;

  3.
  Leased employees who are employed by another company that provides services to Edwards; and

  4.
  Individuals who perform services under a written or verbal agreement that classifies them as independent contractors or that otherwise contains a waiver of participation in the Plan, regardless of such individual's employment status under common law.

Plan Administration

        The Plan is administered by the Administrative and Investment Committee for the Edwards Lifesciences Corporation Employee Benefit Plans (the "Committee"). The Committee has authority, responsibility and control over the management of the assets of the Plan. Members of the Committee are appointed by the Board of Directors of the Parent Company and are currently employees of the Parent Company. Banco Popular de Puerto Rico and State Street Bank and Trust Company ("Trustees") serve as trustees of the Plan's assets and CitiStreet provides record keeping services for the Plan.

Contributions

        The Plan allows tax deferred contributions intended to qualify under the applicable laws of the Commonwealth of Puerto Rico and the United States Internal Revenue Code ("IRC"). Eligible participants may make pre-tax contributions up to 10% of their eligible annual compensation within certain limitations. The Company matches the first four percent of the participant's annual eligible compensation contributed to the Plan at the rate of 50 cents for each contributed dollar. Each eligible employee will also receive a profit sharing contribution in an amount targeted at two percent of such employee's 1165(e) eligible earnings for the prior year as defined by the Plan. Certain employees are also eligible for supplemental profit sharing contributions related to changes in the Company's prior pension plan.

Participant Accounts

        Each participant's account is credited with the participant's contributions, the Company's matching and profit sharing contributions and the allocation of the participant's share of the Plan's net earnings and losses, net of certain investment management fees. Allocations are based on participant account balances, as defined.

Vesting

        Participants are immediately fully vested in their plan accounts (other than their Company matching and profit sharing contributions), plus actual earnings thereon. Vesting in a participant's Company matching and profit sharing contributions plus actual earnings thereon is based on years of continuous service. A participant vests in Company matching and profit sharing contributions in annual increments of 20% and, therefore, is 100% vested after five years of credited service. Participants are immediately fully vested in any supplemental profit sharing contributions received as a result of the changes in the Company's pension plan. On termination of service due to death, disability, or attainment of normal retirement age, a participant shall become fully vested.

Investment Options

        Upon enrollment in the Plan, a participant may direct contributions in any of the following investment options within the Master Trust:

  Commingled Funds:

          SSgA Stable Value Fund—Funds are invested in investment contracts issued by insurance companies, banks, and other financial institutions, as well as enhanced short-term investment products.

          PIMCO Total Return Fund—Fund invests, under normal circumstances, at least 65% of its assets in fixed income securities.

          BGI Lifepath 2010 Fund—The fund uses an asset allocation approach; a neutral mix would be 30% equities, 60% debt securities, and 10% cash. The allocation changes, becoming more conservative, as the fund nears its maturation. The fund allocates assets among securities contained in various domestic and foreign indexes; it may invest up to 20% of assets in securities traded in foreign markets.

          BGI Lifepath 2020 Fund—The fund uses an asset allocation approach; a neutral mix would be 65% equities and 35% debt securities. The fund allocates assets among securities contained in various domestic and foreign indexes; it may invest up to 20% of assets in securities traded in foreign markets.

          BGI Lifepath 2030 Fund—The fund uses an asset allocation approach; a neutral mix would be 70% equities and 30% debt securities. The allocation changes, becoming more conservative, as the fund nears its maturation. The fund allocates assets among securities contained in various domestic and foreign indexes; it may invest up to 20% of assets in securities traded in foreign markets.

          BGI Lifepath 2040 Fund—The fund uses an asset allocation approach; a neutral mix would be 100% equities. The allocation changes, becoming more conservative, as the fund nears its maturation. The fund allocates assets among securities contained in various domestic and foreign indexes; it may invest up to 20% of assets in securities traded in foreign markets.

          SSgA Moderate Strategic Balanced Fund—The fund invests in a broad diversification of major global asset classes.

          SSgA S&P 500 Flagship Fund—The fund invests in all 500 stocks of the S&P 500 Index in proportion to their weightings in the Index.

          Van Kampen Growth and Income Fund—Invests primarily in income-producing equity securities, including common stocks and convertible securities (although investments are also made in nonconvertible preferred stocks and debt securities).

          American Funds Growth Fund of America—Invests primarily in common stocks. It may invest up to 15% of assets in securities of issuers domiciled outside the U.S. and Canada, and not included in the S&P's 500 Composite Index, and up to 10% of assets in lower quality nonconvertible securities.

          Legg Mason Partners Large Cap Growth Fund—The portfolio consists of securities of large-cap companies with the highest growth potential. Effective June 11, 2007, participants could no longer elect that contributions be invested in this fund.

          Dreyfus Mid Cap Index Fund—The fund generally is fully invested in stocks included in the S&P MidCap 400 index, which is composed of 400 stocks of medium-size domestic and some Canadian companies with market capitalizations ranging between approximately $900 million and $3 billion, depending on index composition.

          Dreyfus Small Cap Stock Index Fund—The fund invests in a representative sample of stocks included in the S&P SmallCap 600 Index, and in futures whose performance is tied to the index.

          Columbia Small Cap Value Fund II—The fund invests at least 80% of assets in equity securities of U.S. companies within the Russell 2000 Value Index that are considered by the fund manager to be undervalued by the market.

          Legg Mason Partners Small Cap Stock Index Fund—The fund invests in stocks of U.S. companies with relatively small market capitalizations, representing several industries and market sectors that are considered by the fund manager to be undervalued by the market or out-of-favor with investors. Effective June 11, 2007, participants could no longer elect that contributions be invested in this fund.

          UBS U.S. Small Cap Growth Fund—The fund normally invests at least 80% of assets in equity securities of U.S. small capital growth companies. These companies typically have a market capitalization of $2 billion or less at the time of purchase. Investments in equity securities may include common stock and preferred stock. The fund seeks to invest in companies with strong business franchises and attractive competitive positions that generate rapidly rising earnings. Management targets companies with earnings growth in the top 40%. The fund may invest up to 20% of its total assets in foreign securities.

          SSgA EAFE Index Fund—The fund invests in equity securities of companies outside the United States, seeking to match closely the performance of the Morgan Stanley Capital International, Europe, Australia, Far East Index while providing daily liquidity.

          Templeton Foreign Fund—The fund invests 80% of net assets in equity securities of companies outside the United States. Effective June 11, 2007, participants could no longer elect that contributions be invested in this fund.

  Common Stock Funds:

          Edwards Lifesciences Corporation Stock Fund—Consists of Edwards common stock. Voting rights are passed through to individual participants.

          Baxter Common Stock Fund (for certain eligible employees)—Funds are invested primarily in Baxter common stock. Effective April 1, 2000, participants could no longer elect that contributions be invested in the fund, nor could they transfer any existing account balances into the fund.

Participant Loans

        Participants may borrow an amount ranging from a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balances. The loan bears interest based on the applicable prime rate at the time of issuance plus 1%, which interest rates presently range from 5.0% to 10.6%, and has a maximum term of five years (or ten years if used to acquire a home).

Payment of Benefits

        Upon termination of service or otherwise becoming eligible to receive benefits, a participant may elect to receive a lump-sum amount equal to the value of the participant's account, receive periodic installments or transfer the balance in the participant's account to another qualified plan. Vested accounts of $1,000 or less will be automatically paid in a lump-sum amount.

        A participant may make withdrawals from the participant's accounts (except as provided in the Plan document) upon reaching age 59 1/2, becoming fully vested and completing five years of Plan participation. Withdrawals may also be made for financial hardship, which is determined pursuant to the provisions of the IRC. Upon making a hardship withdrawal, a participant may not make additional pre-tax contributions for a period of 12 months from the date of the withdrawal payment.

Administrative Expenses

        Substantially all investment manager, trustee and administrative fees incurred in the administration of the Plan were paid from the assets of the Plan.

Forfeitures

        A participant's nonvested balance is forfeited at the time of termination of employment. Such forfeitures may be used to offset future Company matching contributions. Forfeitures outstanding were approximately $1,903 and $4,869 as of December 31, 2007 and 2006, respectively.

2.     Summary of Significant Accounting Policies

Basis of Accounting

        The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

New Accounting Pronouncement

        In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements" ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company does not expect the adoption of SFAS 157 to have a material impact on the financial statements.

Investment Valuation and Income Recognition

        The investment in the Master Trust (see Note 3) is valued at the net asset value of the underlying investments within the Master Trust. The Master Trust's assets are primarily invested in funds managed by State Street Bank and Trust Company through a commingled employee benefit funds trust. Units have been purchased in funds which invest primarily in securities of major U.S. companies, international equity securities in both developed and emerging markets, and government agency fixed income securities.

        Net appreciation in the Master Trust includes realized gains and losses on the sale of investments and unrealized appreciation or depreciation.

        The Plan invests in investment contracts through participation in the Stable Value Fund, a common collective trust fund. Financial Accounting Standards Board Staff Position AAGINV-1 and SOP 94-4-1, "Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans"("FSP"), requires that investment contracts held by a defined-contribution plan be reported at fair value. However, contract value is the relevant measurement criteria for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Accordingly, the Statements of Net Assets Available for Benefits reflect these investments at fair value, with a corresponding adjustment to reflect the investments at contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

Payment of Benefits

        Benefits to participants are recorded when paid.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes to the financial statements. Changes in such estimates may affect amounts reported in future periods.

Risks and Uncertainties

        The Plan provides for various investment options in any combination of investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

3.     Investments

        The Master Trust, held by State Street Bank and Trust Company, holds the assets of the Plan and the Edwards Lifesciences Corporation 401(k) Savings and Investment Plan.

        The accompanying Statements of Net Assets Available for Benefits reflect the apportioned share of the underlying Plan assets and liabilities of the Trust. Allocations of net income from the Trust are based on the Plan's net assets at the beginning of the year with adjustments for contributions and benefit payments made during the year.

        Summarized financial information as provided by State Street Bank and Trust Company for the Trust as of December 31 is as follows:

	December 31,
	2007	2006
Net assets held by Master Trust, at fair value:
Commingled and common stock funds	$222,377,351	$203,803,904
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,088,874	282,705

Net assets available for benefits	$223,466,225	$204,086,609

% of Plan net assets held by Master Trust	6.44%	5.43%

        Investment income from Master Trust investments for the years ended December 31, 2007 and 2006 is as follows:

	Year Ended December 31,
	2007	2006
Interest income	$1,306,874	$1,078,647
Dividend income	3,778,970	2,695,527
Net appreciation in fair value of commingled and common stock funds	6,866,643	15,490,422

Investment income	$11,952,487	$19,264,596

% of Plan investment income from Master Trust	4.50%	4.11%

4.     Distribution Priorities upon Termination of the Plan

        Although it has not expressed any intent to do so, the Company has the right under the Plan to reduce, suspend or discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon termination of the Plan, the account balance of each participant will become 100% vested and all assets, net of expenses, will be distributed to the participants or the participants' beneficiaries.

5.     Tax Status of the Plan

        The Company has received a favorable determination letter from the Internal Revenue Service and the Puerto Rico Treasury Department (Departmento de Hacienda) on the Plan's federal income tax status. Although the Plan has since been amended, the Plan Administrator believes the Plan is currently designed and is being operated in compliance with the applicable requirements of both internal revenue codes.

6.     Related Parties

        At December 31, 2007 and 2006, the Plan, through its investment in the Master Trust, held units of participation in certain commingled funds, which held shares of common stock of the Company, and held short-term investment funds of the Trustee. These transactions are allowable party-in-interest transactions under ERISA and the regulations promulgated thereunder.

7.     Reconciliation of Financial Statements to Form 5500

        The following is a reconciliation of amounts reported in the financial statements to amounts reported on Form 5500 as of and for the year ended December 31, 2007:

2007
Statement of Net Assets Available for Benefits:
Net assets available for benefits per the financial statements	$15,926,122
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(155,603)
Miscellaneous	(145)

Net assets available for benefits per Form 5500	$15,770,374

2007
Statement of Changes in Net Assets Available for Benefits:
Total additions per the financial statements	$4,019,895
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(120,865)
Miscellaneous	(376)

Total income per Form 5500	$3,898,654

Edwards Lifesciences Corporation
Puerto Rico Savings and Investment Plan
Schedule H—line 4i—Schedule of Assets (Held at End of Year)
As of December 31, 2007

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost **	(e) Current value
*	Participant Loans	Varying maturity dates with interest rates ranging from 5.0% to 10.6%	—	$1,343,682
	Edwards Lifesciences Corporation Puerto Rico Savings and Investment Trust	Master Trust—Commingled and Common Stock Funds	—	14,380,641

*
Party-in-interest for which a statutory exemption exists.

**
Cost information is not required for participant-directed investments and therefore has not been included in this schedule.

SIGNATURE

        The Plan.    Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

EDWARDS LIFESCIENCES CORPORATION OF PUERTO RICO SAVINGS AND INVESTMENT PLAN
June 26, 2008	By:	/s/ ROBERT C. REINDL Robert C. Reindl Member of the Administrative and Investment Committee for the Edwards Lifesciences Corporation Employee Benefit Plans

EXHIBIT INDEX

        Exhibits are identified below. Exhibit 23 is filed herein as an exhibit hereto.

Exhibit No.	Description
23	Consent of Independent Registered Public Accounting Firm—Hein & Associates LLP

QuickLinks

Edwards Lifesciences Corporation of Puerto Rico Savings and Investment Plan Index to Financial Statements and Supplemental Schedule
Report of Independent Registered Public Accounting Firm
Edwards Lifesciences Corporation of Puerto Rico Savings and Investment Plan Statements of Net Assets Available for Benefits
Edwards Lifesciences Corporation of Puerto Rico Savings and Investment Plan Statements of Changes in Net Assets Available for Benefits
Edwards Lifesciences Corporation of Puerto Rico Savings and Investment Plan Notes to Financial Statements
Edwards Lifesciences Corporation Puerto Rico Savings and Investment Plan Schedule H—line 4i—Schedule of Assets (Held at End of Year) As of December 31, 2007
SIGNATURE
EXHIBIT INDEX